

June 14, 2010

Room 4631

Scott C. Morrison
Sr. Vice President, Chief Financial Officer and Treasurer
Ball Corporation
10 Longs Peak Drive, PO Box 5000
Broomfield, Colorado 80021-2510

> **Re:** **Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy on Schedule 14A, amended as filed March 25, 2010**
> **File No. 001-07349**

Dear Mr. Morrison:

We have reviewed your response dated May 26, 2010 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 22. Quarterly Results of Operations, page 78

1. We note your response to prior comment 2 which discusses your basis for determining that a restatement in 2008 and 2009 quarters was not necessary. We further note in your response, the cause of the out of period adjustment. Please revise your inventory accounting policy, in future filings, to disclose the following:
    *   Year-end inventory review procedures;
    *   A detailed description of the valuation procedures. In this regard, your disclosure on page 42 states that inventory is stated at FIFO but does not discuss what your "historic" and "current" method of valuing inventories is and why there was a change. To the extent there was a change in how you value inventory, please discuss how this change was accounted for and presented in your financial statements;

- Explain the concept of deferred variances and how this is considered in your inventory valuation process; and
- Discuss how you plan to consider extremely volatile pricing in your inventory valuation so that future unexpected adjustments are not necessary.

Definitive Proxy on Schedule 14A, as Amended

Process for Determining Executive Compensation, page 18

2. We note your response to our prior comment 5 in our letter dated May 12, 2010 relating to the additional services provided by Towers Perrin and its affiliate and the committee's role in the selection of Mr. Marquardt. In future filings, please state whether the decision to engage Towers Perrin and its affiliate for the additional services was made, or recommended, by management. Please refer to Item 407(e)((3)(iii)(A) of Regulation S-K.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dorine Miller, Attorney, at (202) 551-3711 or Pam Long, Assistant Director, at (202)551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief